UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-38857

CHINA XIANGTAI FOOD CO. LTD.

(Translation of registrant’s name into English)

c/o Chongqing Penglin Food Co., Ltd.

Xinganxian Plaza

Building B, Suite 21-1

Lianglukou, Yuzhong District 400800

Chongqing, People’s Republic of China

+86- 023-86330158– telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On December 6, 2021, Mr. Xiaohui Wu tendered his resignation as the President and a director of China Xiangtai Food Co., Ltd. (the “Company”), effective December 6, 2021. Mr. Wu’s resignation is not the result of any disagreement with the Company’s operations, policies or procedures.

On December 6, 2021, the Board of Directors, Nominating Committee and the Compensation Committee approved and confirmed the appointment of Jiaming Li as the President of the Company, with an annual compensation of US$240,000, effective December 6, 2021 until November 30, 2024, or until his successor is duly elected and qualified, or until his earlier death, resignation or removal.

The foregoing descriptions of our employment agreement to Mr. Li is qualified in their entirety by reference to the full text thereof, which is attached as Exhibits 10.1 hereto and incorporated by reference herein.

Concurrently, the Board of Directors, the Nominating Committee and the Compensation Committee approved and confirmed the appointment of Erick W. Rengifo as a Chief Strategy Officer and a director of the Company, with an annual compensation of US$120,000, effective December 6, 2021 until November 30, 2024, or until the next annual meeting of shareholders or until his successor is duly elected and qualified, or until his earlier death, resignation or removal.

The foregoing descriptions of our employment agreement to Mr. Rengifo is qualified in their entirety by reference to the full text thereof, which is attached as Exhibits 10.2 hereto and incorporated by reference herein.

There are no family relationships among the newly appointed officers and any other employees or members of the Board of Directors.

The biographical information of the newly appointed officers is set forth below:

Jiaming Li, age 33

Dr. Jiaming Li is the founder of a crypto mining fund management company, MineOne Partners Limited. Before jumping into the crypto world, he was a partner of TCC Capital, and previously served as the CEO of the Asset Management Center of Sinatay Insurance Co., Ltd, there he managed USD $11.6 billion in assets, focusing on fixed income, equity/debt investment and real estate. He was also the lead of Silverbirch Hotel & Resorts acquisition valued in USD $1.2 billion. Dr. Jiaming Li is a Ph.D. in Economics and Finance from Fordham University in New York, and a postdoctoral fellow from Peking University in China.

Erick W. Rengifo, age 51

Dr. Erick W. Rengifo is a professor of economics at Fordham University in New York. He is the founder of Terra Global Asset Management LLC, a Registered Investment Advisor, and Terra Fintech LLC, a technology firm cataloged by SEC as a large trader. Dr. Rengifo specializes in full latency trading spectrum, algorithmic and mathematical/statistical strategies, as well as active and passive portfolio management. He has several years of research experience in Blockchain technology and its applications as well as significant experience in cryptocurrencies. Dr. Erick W. Rengifo is a PhD in Economics from the Catholic University of Louvain in Belgium. He serves in the Investment Committee of Fordham University Endowment and, has been consultant in issues related to capital markets, risk management, mining law and operations, among others. Dr. Rengifo believes that the new experienced and specialized officers will strengthen the Company’s internal governance, improve internal control, and enhance the Company’s overall image in the global capital markets, the most important is to increase net profit and shareholder value.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Employment Agreement between the Company and Jiaming Li, dated December 6, 2021
10.2	Employment Agreement between the Company and Erick W. Rengifo, dated December 6, 2021
99.1	Press release “China Xiangtai Food Co., Ltd. Announces Appointment of Senior Economist and Sophisticated Blockchain Scholar Dr. Erick W. Rengifo as Chief Strategy Officer and Director and Asset Management Expert Dr. Jiaming Li as President t”, dated December 6, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2021	CHINA XIANGTAI FOOD CO. LTD.

	By:	/s/ Zeshu Dai
	Name:	Zeshu Dai
	Title:	Chief Executive Officer and Chairwoman of the Board